Exhibit 99.1

PRESS RELEASE

MeaTech Announces Exercise of Underwriter's Option to
Purchase Additional American Depositary Shares

Ness Ziona, Israel, March  23, 2021 – MeaTech 3D Ltd. (NasdaqCM / TASE: MITC) ("MeaTech"),  a technology company focused on developing and out-licensing its proprietary three-dimensional printing technology, biotechnology processes and customizable manufacturing processes to food processing and food retail companies seeking to manufacture proteins without the need for animal slaughter, today announced that the underwriter of its previously announced initial public offering has partially exercised its option to purchase additional American Depositary Shares ("ADSs"), each ADS representing 10 of its ordinary shares, and purchased an additional 294,086 ADSs at the initial public offering price of $10.30 per ADS, less underwriting discounts and commissions. In connection with the partial exercise, MeaTech received additional gross proceeds of approximately $3.0 million, resulting in total gross proceeds from the offering of approximately $28.0 million.

H.C. Wainwright & Co. acted as the sole book-running manager for the offering.

All ADSs sold in this offering are from MeaTech.

Including proceeds from the exercise, MeaTech received net proceeds of approximately $24.7 million from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by MeaTech. MeaTech intends to use the net proceeds from this offering to advance its program to develop commercial technologies to manufacture alternative foods, including potential acquisitions of other companies whose technologies are complementary or synergistic to its own, and for general corporate purposes, including working capital requirements.

A registration statement relating to the ADSs being sold in this offering was filed with the Securities and Exchange Commission (the "SEC") and declared effective on March 11, 2021. The offering was made only by means of a prospectus. Copies of the final prospectus relating to the initial public offering may be obtained for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, electronic copies of the final prospectus may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996, or by email to placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About MeaTech

MeaTech was founded in 2018 with the aim of developing proprietary three-dimensional printing technology, biotechnology processes and customizable manufacturing processes to food processing and food retail companies seeking to manufacture proteins without the need for animal slaughter. MeaTech is developing a novel, proprietary three-dimensional bioprinter to deposit layers of differentiated stem cells, scaffolding, and cell nutrients in a three-dimensional form of structured cultured meat, often called "clean meat" or "cultured meat." MeaTech’s ADSs are listed on the Nasdaq Capital Market and its ordinary shares are traded on the Tel Aviv Stock Exchange under the ticker symbol "MITC."

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the expected closing of MeaTech's proposed U.S. initial public offering and use of proceeds. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions and that the conditions to the closing of the initial public offering may not be satisfied. MeaTech undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For more information, please contact:

Rainier Communications
Alan Rainier
Tel: 508-577-6635
Email: alanryan@rainierco.com